RAD Technologies, Inc.

Financial Statements

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

RAD TECHNOLOGIES, INC.

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
RAD Technologies, Inc.
Santa Monica, California

We have reviewed the accompanying financial statements of RAD Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year ended December 31, 2019 and for the period from July 6, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

July 16, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

RAD TECHNOLOGIES, INC.

Balance Sheets
December 31, 2019 and 2018

Assets		2019		2018
Current assets:				
Cash	$	2,093	$	108,519
Restricted cash		5,000		5,000
Accounts receivable - net		5,773		15,750
Prepaid expenses		3,405		20,563
Total current assets		16,271		149,832
Advances receivable - related party		101,479		35,258
Property and equipment - net		166,754		30,155
Total assets	$	284,504	$	215,245
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	139,857	$	22,418
Accrued expenses		59,310		14,617
Total current liabilities		199,167		37,035
Long-term liabilities:				
Notes payable		260,000		-
Convertible notes - net		443,475		210,478
Advances payable - related party		21,292		13,539
Total long-term liabilities		724,767		224,017
Total liabilities		923,934		261,052
Stockholders' deficit:				
Common stock $0.0001 par value; 15,000,000 shares authorized; 8,000,000 shares issued and outstanding as of December 31, 2019 and 2018		800		800
Additional paid-in capital		356,418		293,918
SAFE - future equity obligation		50,000		-
Accumulated deficit		(1,046,648)		(340,525)
Total stockholders' deficit		(639,430)		(45,807)
Total liabilities and stockholders' deficit	$	284,504	$	215,245

See report of independent accountants and accompanying notes to financial statements.

RAD TECHNOLOGIES, INC.

Statements of Operations
Year Ended December 31, 2019 and for the Period From
July 6, 2018 (inception) to December 31, 2018

	2019	2018
Revenue	$ 672,189	$ 274,400
Cost of revenue	233,638	217,305
Gross profit	438,551	57,095
Operating expenses	1,085,225	388,259
Operating loss	(646,674)	(331,164)
Interest expense	59,449	9,361
Net loss	$ (706,123)	$ (340,525)

See report of independent accountants and accompanying notes to financial statements.

RAD TECHNOLOGIES, INC.

Statements of Changes in Stockholders' Deficit
Year Ended December 31, 2019 and for the Period From
July 6, 2018 (inception) to December 31, 2018

	Common Stock	Additional Paid-in Capital	SAFE - Future Equity Obligation	Accumulated Deficit	Total
Balance, July 6, 2018 (inception)	$ -	$ -	$ -	$ -	$ -
Issuance of stock	800	249,800	-	-	250,600
Beneficial conversion feature on convertible notes	-	44,118	-	-	44,118
Net loss	-	-	-	(340,525)	(340,525)
Balance, December 31, 2018	800	293,918	-	(340,525)	(45,807)
Issuance of SAFE - Future equity obligation	-	-	50,000	-	50,000
Beneficial conversion feature on convertible notes	-	62,500	-	-	62,500
Net loss	-	-	-	(706,123)	(706,123)
Balance, December 31, 2019	$ 800	$ 356,418	$ 50,000	$ (1,046,648)	$ (639,430)

See report of independent accountants and accompanying notes to financial statements.

4

RAD TECHNOLOGIES, INC.

Statements of Cash Flows
Year Ended December 31, 2019 and for the Period From
July 6, 2018 (inception) to December 31, 2018

	2019	2018
Cash flows from operating activities:		
Net loss	$ (706,123)	$ (340,525)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	18,792	3,875
Interest from beneficial conversion feature	45,497	4,596
Change in operating assets and liabilities:		
Accounts receivable - net	9,977	(15,750)
Prepaid expenses	17,158	(20,563)
Accounts payable	117,439	22,418
Accrued expenses	44,693	14,617
Net cash used in operating activities	(452,567)	(331,332)
Cash flows from investing activities:		
Advances receivable - related party	(66,221)	(35,258)
Purchases of property and equipment	(155,391)	(34,030)
Net cash used in investing activities	(221,612)	(69,288)
Cash flows from financing activities:		
Proceeds from issuance of stock	-	250,600
Proceeds from issuance of SAFE - future equity obligation	50,000	-
Proceeds from notes payable	260,000	-
Proceeds from advances payable - net	7,753	13,539
Proceeds from issuance of convertible notes	250,000	250,000
Net cash provided by financing activities	567,753	514,139
Net change in cash	(106,426)	113,519
Cash and restricted cash, beginning of period	113,519	-
Cash and restricted cash, end of period	$ 7,093	$ 113,519
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 13,952	$ 4,765
Noncash transactions:		
Beneficial conversion feature on issuance of convertible notes	$ 62,500	$ 44,118

See report of independent accountants and accompanying notes to financial statements.

RAD TECHNOLOGIES, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: RAD Technologies, Inc. (the "Company"), was incorporated on July 6, 2018 in the State of Delaware and operates out of Santa Monica, California. The Company currently operates and is developing a platform focused on social media marketing for individuals and businesses.

Management's Plans: The Company's strategic plan for 2020 and beyond is focused on building defensible technology that will support sales, growth and profitability. These objectives will be attained by a focused and strategic sales and marketing plan for the Company's platform as well as continuing to develop and advance its technology through the addition of new features while protecting its core intellectual property from competitors. The Company believes that by raising investment capital, it will enable it to effectively execute these goals fast and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in one financial institution with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

Accounts Receivable: The Company sells its services to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of $23,082 was deemed necessary at December 31, 2019. No allowance was deemed necessary at December 31, 2018.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

1.   **Summary of Significant Accounting Policies, Continued:**

Software Development Costs: Research and development costs are charged to expense as incurred. However, the costs incurred for the development of software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is computed on the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of net realizable value of the product are expensed immediately.

During 2019, the Company capitalized $109,595 of software development costs. The costs are not currently being amortized as the software has not yet been placed in service and made available to customers. There were no software development costs capitalized in 2018.

Website Development Costs: The Company accounts for costs incurred associated with the development of their website in accordance with FASB guidance, ASC 350-50, Website Development Costs. Certain costs associated with the development of a website application and infrastructure may be capitalized as incurred. The Company capitalized $24,395 and $25,860 related to website development costs during 2019 and 2018, respectively. Accumulative amortization total $17,726 and $3,152 at December 31, 2019 and 2018, respectively. Amortization expense was $14,574 for 2019 and $3,152 for 2018.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $21,301 for 2019 and $10,434 for 2018.

Revenue Recognition: The Company recognizes revenue in the period services are performed and are billable.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns

1.　　**Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue Recognition: The FASB issued ASU 2014-09 and amendments to provide new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard was effective for private companies for periods beginning after December 15, 2018. In June 2020, the FASB issued ASU 2020-05 which allows private companies that have not yet issued their December 31, 2019 financial statements to elect to delay the implementation of ASU 2014-09 and its amendments by one year, therefore effective for periods beginning after December 31, 2019. The Company has elected this deferral and is currently evaluating the reporting and economic implications of the new standard on its December 31, 2020 financial statements.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

2.   Advances Receivable – Related Party:

At December 31, 2019 and 2018, the Company had advances outstanding totaling $101,479 and $35,258, respectively, to the stockholders of the Company. These advances do not bear interest and payment is expected to be received in full during 2020.

3.   Property and Equipment:

Property and equipment consisted of the following at December 31:

	2019	2018
Software development costs	$ 109,595	$ -
Website development costs	50,256	25,860
Computer equipment	16,333	7,386
Furniture and fixtures	13,237	784
	189,421	34,030
Less - accumulated depreciation	22,667	3,875
	$ 166,754	$ 30,155

Depreciation expense was $18,792 for 2019 and $3,875 for 2018.

4.   Notes Payable:

The Company has two promissory notes outstanding with a private lender for an original principal amount of $260,000. The notes bear interest at 15% per annum and all outstanding principal and interest is due upon maturity in May 2021. The outstanding balance on the notes was $260,000 at December 31, 2019. The notes were not in effect during 2018.

5.   Convertible Notes:

The Company has various convertible notes outstanding at December 31, 2019 and 2018 with a total principal amount of $500,000 and $250,000, respectively. The notes bear interest at 4% per annum and have beneficial conversion features upon which the principal will convert at 80% to 85% of the per unit price paid by investors. The notes also have valuation caps ranging from $3,000,000 to $4,000,000. The notes were recorded net of the discounts related to the beneficial conversion features of $62,500 for 2019 and $44,118 for 2018. The discounts are amortized over the life of the related notes with a balance of $56,525 at December 31, 2019 and $39,522 at December 31, 2018. All unpaid principal and accrued interest is due upon maturity which ranges from October 2020 to March 2021 or will convert upon an equity financing or change in control event. Additionally, if no automatic conversion occurs, the noteholder may elect to convert the outstanding principal and interest to chares upon the maturity date. The full principal amount of the convertible notes are outstanding at December 31, 2019 and 2018.

6. **Advances Payable – Related Party:**

    At December 31, 2019 and 2018, the Company had advances outstanding totaling $21,292 and $13,539, respectively, from a stockholder of the Company. These advances do not bear interest and payment is expected upon the Company having sufficient cash flow to make payment. No payment is expected during 2020.

7. **Stockholders' Equity:**

    Pursuant to the Company's articles of incorporation, the Company is authorized to issue up to 15,000,000 shares of common stock with a $0.0001 par value per share. During 2018, the Company issued 8,000,000 shares of common stock.

8. **SAFE – Future Equity Obligation:**

    During 2019, the Company issued a Simple Agreement for Future Equity ("SAFE") for a total amount of $50,000. The SAFE does not bear interest. The SAFE will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. At December 31, 2019, the SAFE agreement was not converted into equity, nor has it terminated or expired based on the terms of the agreement.

9. **Warrants:**

    During 2019, the Company issued stock warrants with the right to purchase 1,434,009 shares of common stock, with a strike price ranging from $0.01 to $0.375. The stock warrants were issued to a lender and all warrants were outstanding at December 31, 2019. There were no outstanding warrants at December 31, 2018. Management determined the value of these warrants to be immaterial as a whole to the financial statements.

10. **Lease:**

    The Company entered into a non-cancelable operating lease agreement in January 2019 for its office location. The lease runs on a month-to-month basis with monthly rent payments totaling $5,000. The lease also calls for the Company to pay common area maintenance and usage expenses. Rent expense totaled $57,500 for 2019.

11. **Income Taxes:**

    The Company has U.S. and state net operating loss carry forwards of approximately $1,100,000 at December 31, 2019, available to offset future taxable income in the U.S. which carry forward indefinitely until applied.

11.   Income Taxes, Continued:

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

12.   Subsequent Events: Subsequent to December 31, 2019, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation is evolving with many cities and countries around the world responding in different ways to address the outbreak. There are direct and indirect economic effects developing for all industries and individual companies throughout the world. As of the date of issuance, the ultimate impact of COVID-19 on the Company's financial statements is unknown. Management will continue to monitor the impact of COVID-19 and reflect the consequences as appropriate in the financial records.

During February 2020, the Company issued a SAFE for $50,000 with the same terms as disclosed in Note 8 to the financial statements.

During 2020, the Company issued an additional 868,328 warrants to lenders of the Company. The warrants have an exercise price of $0.01.

Management has evaluated subsequent events through July 16, 2020, the date the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported in the accompanying financial statements.